                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                               SCHEDULE 13G
                              (RULE 13d-102)

          INFORMATION STATEMENT PURSUANT TO RULES 13-d AND 13d-2
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO. 1)<F1>

                     ALTERNATIVE LIVING SERVICES, INC.
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                             (Name of Issuer)

                  COMMON STOCK, $.01 PAR VALUE PER SHARE
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                      (Title of Class of Securities)

                                02145K-10-7
             ----------------------------------------------------
                              (CUSIP Number)












[FN]
<F1>  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                             Page 1 of 5 pages

CUSIP No. 02145K-10-7               13G                   Page 2 of 5 Pages
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(1)  Names of Reporting Persons
     S.S. or I.R.S. Identification No. of Above Persons

                             Jerry L. Tubergen
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(2)  Check the Appropriate Box if a Member of a Group<F*>
                                                  (a)  [   ]
                                                  (b)  [ X ]
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(3)  SEC Use Only
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(4)  Citizenship or Place of Organization           USA
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     Number of           (5)    Sole Voting Power                251,060
     Shares              ----------------------------------------------------
     Beneficially
     Owned by            (6)    Shared Voting Power              520,588
     Each                ----------------------------------------------------
     Reporting
     Person              (7)    Sole Dispositive Power           251,060
     With                ----------------------------------------------------

                         (8)    Shared Dispositive Power         520,588
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(9)  Aggregate Amount Beneficially Owned by Each Reporting Person

                                  771,648
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(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares<F*>
     [ ]
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(11) Percent of Class Represented by Amount in Row 9

                                   3.60%
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(12) Type of Reporting Person<F*>
                                    IN
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[FN]
                   <F*>SEE INSTRUCTIONS BEFORE FILLING OUT!

Securities and Exchange Commission
Schedule 13G
Page 3 of 5 pages

ITEM 1(a).     NAME OF ISSUER:

               Alternative Living Services, Inc.

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               450 N. Sunnyslope Road, Suite 300
               Brookfield, Wisconsin 53005

ITEM 2(a).     NAME OF PERSON FILING:

               Jerry L. Tubergen

ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               126 Ottawa Avenue, Suite 500
               Grand Rapids, Michigan 49503

ITEM 2(c).     CITIZENSHIP:

               United States of America

ITEM 2(d).     TITLE OF CLASS OF SECURITIES:

               Common Stock, $.01 par value per share

ITEM 2(e).     CUSIP NUMBER:

               02145K-10-7

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A: Not applicable.

               (a) [ ] Broker or dealer registered under Section 15 of the
                       Act,
               (b) [ ] Bank as defined in Section 3(a)(6) of the Act,
               (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,
               (d) [ ] Investment Company registered under Section 8 of the
                       Investment Company Act,
               (e) [ ] Investment Adviser registered under Section 203 of the
                       Investment Advisers Act of 1940,

Securities and Exchange Commission
Schedule 13G
Page 4 of 5 pages

               (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; SEE 13d-1(b)(1)(ii)(F),
               (g) [ ] Parent Holding Company, in accordance with Rule
                       13d-1(b)(ii)(G); SEE Item 7,
               (h) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H).


ITEM 4.   OWNERSHIP.

  (a)     Amount Beneficially Owned:                            771,648 shares

  (b)     Percent of Class:                                              3.60%

  (c)     Number of shares as to which such person has:

          (i) Sole power to vote or to direct the vote          251,060 shares

         (ii) Shared power to vote or to direct the vote        520,588 shares

        (iii) Sole power to dispose or to direct the
              disposition of                                    251,060 shares
         (iv) Shared power to dispose or to direct the
              disposition of                                    520,588 shares

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ X ]


ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          The Reporting Person (i) holds the sole voting and dispositive power relating to 251,060 shares of Common Stock that he beneficially owns in his name (which number includes 11,886 shares which he may acquire pursuant to options exercisable in the next 60 days) and (ii) shares voting and dispositive power relating to (A) 439,521 shares of Common Stock that he may be deemed to beneficially own as co-trustee of seven trusts (103,883 shares are beneficially owned for each of four trusts; 11,550 shares are beneficially owned for the fifth trust; 11,672 shares

Securities and Exchange Commission
Schedule 13G
Page 5 of 5 pages

          are beneficially owned for the sixth trust; and 767 shares are beneficially owned for the seventh trust); (B) 47,667 shares that he may be deemed to beneficially own as an officer of a corporation that owns the shares; and (C) 33,400 shares that he may be deemed to beneficially own as a member of three foundations that own the shares (15,000 shares are held by each of two foundations and 3,400 shares are held by the third foundation). The Reporting Person disclaims beneficial ownership of the shares of Common Stock held by the corporation and the foundations.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
          HOLDING COMPANY.

          Not Applicable


ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not Applicable


ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not Applicable


ITEM 10.  CERTIFICATION.

          Not Applicable.


                              SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   February 13, 1998
                                   Date

                                   /s/Jerry L. Tubergen
                                   Signature
                                   Jerry L. Tubergen